1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date September 14, 2007	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Yanzhou Coal Mining Company Limited*, you should at once hand this circular to the purchaser(s) or transferee(s) or to the bank, stock broker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

YANZHOU COAL MINING COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock code: 1171)

DISCLOSEABLE TRANSACTION –

FORMATION OF A JOINT VENTURE COMPANY

A letter from the board of directors of the Company is set out on pages 4 to 9 of this circular.

*	For identification only

13 September 2007

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	means American depositary shares listed on New York Stock Exchange Inc., each representing ownership of 50 H Shares of the Company

“A Shares”	means domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange

“associates”	has the meaning ascribed thereto under the Hong Kong Listing Rules

“Company”	means Yanzhou Coal Mining Company Limited, a Sino-foreign investment joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules

“Contributed Assets”	means the assets formed by the Phase IV project of Zouxian Plant to be contributed by Huadian to the Joint Venture Company pursuant to the Investment Agreement

“Directors”	means the directors of the Company

“Group”	means the Company and its subsidiaries

“H Shares”	means overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Huadian”	means Huadian Power International Corporation Limited, a Sino-foreign investment joint stock limited company incorporated in the PRC, whose H shares and A shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively

“Investment Agreement”	means the investment agreement in relation to the formation of Joint Venture Company dated 23 August 2007 entered into among Huadian, the Company and Zoucheng Company

“Joint Venture Company”	means Huadian Zouxian Power Generation Company Limited, the joint venture company to be established under the Investment Agreement

“Latest Practicable Date”	means 10 September 2007, being the latest practicable dated prior to the printing of this circular for ascertaining certain information included in this circular

“MW”	means megawatt

“Parties”	means the parties to the Investment Agreement, namely, Huadian, the Company and Zoucheng Company

“PRC”	means the People’s Republic of China

“RMB”	means Renminbi, the lawful currency of the PRC

“SFO”	means Securities and Futures Ordinance, Chapter 571, Laws of Hong Kong

“Shares”	A Shares and H Shares of the Company

“Shareholders”	the holders of Shares of the Company

“substantial shareholder(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules

“Yankuang Group”	means Yankuang Group Corporation Limited, a State wholly-owned enterprise and a controlling shareholder of the Company holding approximately 52.86% of the total issued share capital of the Company

DEFINITIONS

“Zoucheng Company”	means Zoucheng Municipal Assets Operation Company, a limited company established under the laws of the PRC

“Zouxian Plant”	means the Zouxian electricity plant located in Zoucheng City, Shandong province, which was established and wholly-owned by Huadian before the establishment of the Joint Venture Company

LETTER FROM THE BOARD

YANZHOU COAL MINING COMPANY LIMITED

(A Sino-foreign investment joint stock company limited by shares incorporated in the PRC)

(Stock code: 1171)

Directors:	Legal address and head office:
Mr. Wang Xin	298 South Fushan Road
Mr. Geng Jiahuai	Zoucheng
Mr. Yang Deyu	Shandong Province
Mr. Shi Xuerang	PRC Postal Code: 273500
Mr. Chen Changchun
Mr. Wu Yuxiang	Place of business in Hong Kong:
Mr. Wang Xinkun	Rooms 2608-10
Mr. Zhang Baocai	26/F, The Center
Mr. Dong Yunqing	99 Queen’s Road Central
Hong Kong

Independent Non-executive Directors:

Mr. Pu Hongjiu

Mr. Cui Jianmin

Mr. Wang Xiaojun

Mr. Wang Quanxi

13 September 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION –

FORMATION OF A JOINT VENTURE COMPANY

INTRODUCTION

Reference is made to the Company’s announcement dated 24 August 2007, in which the Directors announced that the Company, Huadian and Zoucheng Company entered into the Investment Agreement, pursuant to which the Parties have agreed to jointly establish the Joint Venture Company, which will be principally engaged in construction, operation and management of two ultra super-critical coal-fired generating units each with a capacity of 1,000 MW of the Phase IV project of Zouxian Plant. The Joint Venture Company will form the platform for coal and electricity cooperation between the parties. Pursuant to the Investment Agreement, the registered capital of the Joint Venture Company shall be contributed as to 30% by the Company, as to 69% by Huadian and as to 1% by Zoucheng Company.

LETTER FROM THE BOARD

THE INVESTMENT AGREEMENT

1.	Date of Signing:

23 August 2007. The Investment Agreement has been effective upon its signing on 23 August 2007.

2.	Parties:

(i) Huadian;

(ii) the Company; and

(iii) Zoucheng Company.

3.	Registered Capital and Total Investment of the Joint Venture Company

Registered Capital:	RMB3,000,000,000

Total Investment:	RMB8,500,000,000

According to the Investment Agreement, none of the Parties has obligation to the total investment (other than the registered capital) and there is no specific date on which nor any provision in the Investment Agreement on how the balance of the investment amount shall be financed. The Parties at present have no specific plan on the timing and method of financing such amount which shall be determined at the time when such fund is needed and based on the then market conditions. In addition, the Parties have no other commitments for the Joint Venture Company other than the registered capital.

4.	Capital Contributions to the Joint Venture Company

The Parties will pay up their respective contributions to the registered capital of the

Joint Venture Company as follows:

Party	Form of contribution	Amount of contribution	Equity interest in the Joint Venture Company
		(RMB)	(%)
Huadian	Contributed Assets	1,490,853,200	69
	Cash	579,146,800
The Company	Cash	900,000,000	30
Zoucheng Company	Cash	30,000,000	1

		3,000,000,000	100

LETTER FROM THE BOARD

Contributions by the Company

The Company will contribute RMB900,000,000 forming 30% of the registered capital of the Joint Venture Company. The contribution will be in the form of cash. The capital contribution by the Company will be satisfied by internal resources of the Group.

Contributions by Huadian

Huadian will contribute a total sum of RMB2,070,000,000 as to RMB1,490,853,000 by contribution of the Contributed Assets and as to RMB579,146,000 by way of cash to the Joint Venture Company forming 69% of its registered capital. The value of the Contributed Assets has been determined with reference to the independent valuation report prepared by Zhong Fa International Properties Valuation Corporation, a qualified valuer in the PRC, and the accountants’ report prepared by Zhong He Zheng Xin Certified Public Accountants, certified public accountants in the PRC. Both Zhong Fa International Properties Valuation Corporation and Zhong He Zheng Xin Certified Public Accountants were appointed by Huadian and the Company. According to the independent valuation report dated 18 May 2007 prepared by Zhong Fa International Properties Valuation Corporation, the book value and assessed value of the total asset value of the Contributed Assets as at 31 December 2006 were approximately RMB5,984 million and approximately RMB6,233 million respectively and the book value and assessed value of the net asset value of the Contributed Assets as at 31 December 2006 were approximately RMB1,242 million and approximately RMB1,491 million respectively.

Upon the establishment of the Joint Venture Company, the liabilities, including principally loans from financial institutions, of the Phase IV project of Zouxian Plant of the Contributed Assets will be injected to the Joint Venture Company, which will be responsible for such loans and liabilities.

Contributions by Zoucheng Company

Zoucheng Company will contribute RMB30,000,000 to the Joint Venture Company forming 1% of the registered capital of the Joint Venture Company. The contribution will be in the form of cash.

5.	Timing of the Capital Contribution

Under the Investment Agreement, the Parties, after confirming the fair value of the Contributed Assets assessed by Zhong Fa International Properties Valuation Corporation, shall contribute the full amount of their respective share of registered capital of the Joint Venture Company within 30 business days from the date of the Investment Agreement. For capital contribution in the form of cash, it shall be paid into the bank account opened by the Joint Venture Company. For capital contribution in the form of asset, the transfer formalities for the Contributed Assets shall be completed in accordance with the applicable laws.

LETTER FROM THE BOARD

6.	Supply of Coal

Based on the long-term relationship between the Company and Huadian on the supply of coal, it has been agreed under the Investment Agreement that Huadian and the Joint Venture Company will, if the terms and conditions are the same, give priority in procuring coal from the Company. It has also been agreed under the Investment Agreement that the Company will, in accordance with the then market mechanism, supply coal to the Joint Venture Company at a favourable price in guaranteed quality and quantity, and use its best endeavour to satisfy Zouxian Plant’s demand for coal.

7.	Composition of the board and the supervisory board

The board of the Joint Venture Company comprises nine directors, of which six shall be appointed by Huadian (including the chairman) and three shall be appointed by the Company (including one vice chairman and one executive director ).

The supervisory board of the Joint Venture Company comprises five supervisors, of which one is appointed by Huadian, one is appointed by the Company, one is appointed by Zoucheng Company and the remaining two are the representatives of the employees of the Joint Venture Company.

The existing management team of Zouxian Plant will be mainly responsible for the daily operation and management of the Joint Venture Company. After the establishment of the Joint Venture Company and upon approval by the Parties,, Huadian may be entrusted to manage and operate the Joint Venture Company under the lead of the board of directors of the Joint Venture Company.

8.	Profit distribution of the Joint Venture Company

According to the articles of association of the Joint Venture Company, the Joint Venture Company shall distribute not less than 50% of the distributable profit of the Joint Venture Company in each financial year.

INFORMATION ON THE JOINT VENTURE COMPANY

The two ultra super-critical coal-fired generating units (each with capacity of 1,000 MW of the Phase IV project of Zouxian Plant) operated by the Joint Venture Company have smoothly completed their test operations on 4 December 2006 and 5 July 2007, respectively. They are currently the world’s largest capacity single axle ultra super-critical coal-fired generating units.

Pursuant to the articles of association of the Joint Venture Company, the business scope of the Joint Venture Company is development, investment, construction and operation of projects relating to electricity, energy, and production and sale of electricity and energy. It is the current intention of the Parties that the Joint Venture Company will be principally engaged in construction, operation and management of two ultra super-critical coal-fired generating units each with capacity of 1,000 MW of the Phase IV project of Zouxian Plant.

LETTER FROM THE BOARD

As at the Latest Practicable Date, the parties to the Joint Venture Agreement are dealing with matters relating to the establishment of the Joint Venture Company.

INFORMATION ON HUADIAN AND ZOUCHENG COMPANY

Huadian is a Sino-foreign investment joint stock limited company incorporated in the PRC, whose legal address is at 14 Jingsan Road, Jinan City and whose legal representative is Cao Peixi. The H shares and A shares of Huadian are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange, respectively. Huadian is principally engaged in the construction and operation of power-plants and other businesses related to power generation.

Zoucheng Company is a State-owned enterprise whose legal address is at 22 Tieshan Lu, Zhoucheng City and whose legal representative is Luo Zhen. The registered capital of Zhoucheng is RMB110 million and is principally engaged in capital operation, project investment, operation of the State-owned assets, development of core city projects and infrastructure.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, Huadian and Zoucheng Company and their respective ultimate beneficial owners are third parties independent of the Company and connected persons of the Company and the formation of the Joint Venture Company will not constitute a connected transaction of the Company.

REASONS FOR AND BENEFITS EXPECTED TO ACCRUE FROM INVESTMENT IN THE JOINT VENTURE COMPANY

The Company is primarily engaged in underground coal mining, the preparation and processing, sale and railway transportation of coal.

Huadian is the largest PRC customer of the Company. The Directors consider that the cooperation with Huadian in the investment in the Joint Venture Company will combine the strengths of the two listed companies and thereby enhancing the returns of the shareholders of the Company. The Phase IV project of Zouxian Plant is a project approved by the PRC government. It is a cost saving and integrated productive project. With its high quality management and experience in the operation of the PRC manufactured large machines, Zouxian Plant creates a good platform for the Joint Venture Company to develop its operation. The cooperation facilitates a long-term strategic alliance between the Company and Huadian.

Yankuang Group Corporation Limited, the controlling shareholder of the Company, initiated and participated in the initial negotiations in the proposed investment in the Joint Venture Company. Yankuang Group Corporation Limited has undertaken to the Company to transfer some of those assets which are in line with the Company’s development strategies to the Company to enhance the operational results of the Company under the share reform plan carried out by Yankuang Group Corporation Limited in February 2006. As the proposed investment in the Joint Venture Company is in line with the Company’s development

LETTER FROM THE BOARD

strategies, with the consent of Huadian, the Company took up the opportunity to participate in this project after the principal terms of the Investment Agreement and the articles of association of the Joint Venture Company had been finalized in July 2007.

The terms of the Investment Agreement were determined after arm’s length negotiation between the Parties. The Directors consider that the transaction contemplated under the Investment Agreement has been made on normal commercial terms and that such terms are fair and reasonable so far as the Company and its shareholders are concerned and that the transaction is in the interest of the Company and its shareholders as a whole. The formation of the Joint Venture Company will result in a decrease in the value of the Company’s current assets and an increase in the value of the Company’s long-term equity investments. The Directors, after an internal evaluation, consider that the proposed investment in the Joint Venture Company will enhance the returns to the shareholders and facilitate the cooperation between Huadian and the Company. The formation of the same will have no effect on the liability of the Company.

GENERAL

As the applicable percentage ratios for the transaction contemplated under the Investment Agreement exceed 5% but are less than 25%, the transaction under the Investment Agreement constitutes a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules and is therefore subject to the notification requirements as set out in Rules 14.34 to 14.39 of the Hong Kong Listing Rules.

Your attention is also drawn to the further information contained in the Appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Wang Xin
Chairman

APPENDIX	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

1.	Shareholdings of Directors, Chief Executives and Senior Management

As at the Latest Practicable Date, so far as the Company is aware, none of the Directors, chief executives or members of the senior management of the Company and their respective associates had any interest or short position in the shares, underlying shares and/ or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including interest and short positions which any such Director, chief executive or member of senior management was taken or deemed to have under such provisions of the SFO) and was required to be entered in the register of interests required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 of the Hong Kong Listing Rules.

APPENDIX	GENERAL INFORMATION

2.	Shareholdings of Substantial Shareholders

As the Latest Practicable Date, so far as the Directors are aware, each of the following persons, not being a Director, chief executive or member of the senior management of the Company, had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company, or was a substantial shareholder of the Company:

Interest as at the Latest Practicable Date

Name of substantial Shareholder	Class of Shares	Number of Shares held	Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital
Yankuang Group Corporation Limited	A Shares (subject to trading moratorium)	2,600,000,000 (L)	Beneficial Owner	Corporate	87.84%(L)	52.86%(L)

JP Morgan Chase & Co.(2)	H Shares	192,785,385 (L) (including 63,231,299 (P)) 25,064,510 (S)	Beneficial owner, Investment manager and Custodian corporation/ Approved lending agent	Corporate	9.85%(L) 1.28%(S)	3.92%(L) 0.51%(S)

UBS AG (3)	H Shares	133,350,942(L) 11,193,170(S)	Beneficial owner, Person having a security interests and interests of controlled corporations	Corporate	6.81%(L) 0.57%(S)	2.71%(L) 0.23%(S)

Prudential plc	H Shares	135,352,000(L)	Interests of controlled corporations	Corporate	6.91%(L)	2.75%(L)

Templeton Asset Management Limited	H Shares	125,534,000(L)	Investment manager	Corporate	6.41%(L)	2.55%(L)

Penta Investment Advisers Limited(4)	H Shares	98,248,000(L)	Investment manager	Corporate	5.02%(L)	2.00%(L)

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interests in a lending pool.
(2)	These interests are held by various direct and indirect subsidiaries of JP Morgan Chase & Co. The long positions in shares include 62,121,319 H Shares held as beneficial owner, 4,201,468 H Shares held as investment manager and 63,231,299 H Shares held in the lending pool. Among the aggregate interests of long position in shares, 14,300,000 H Shares are held as physically settled unlisted derivatives.

The short positions in shares represent 25,064,510 H Shares held as beneficial owner and 63,231,299 H Shares held as custodian corporation/approved lending agent. Among the aggregate interests of short position in shares, 18,001,400 H Shares are held as physically settled unlisted derivatives and 622,110 H Shares are held as cash settled unlisted derivatives.

APPENDIX	GENERAL INFORMATION

(3)	The long positions in shares include 89,260,292 H Shares held as beneficial owner, 39,658,550 H Shares held as security interests and 4,432,100 H Shares held through direct subsidiaries of UBS AG. Among the aggregate interests of long position in shares, 4,000,150 H Shares are held as physically settled listed derivatives and 6,400,000 H Shares are held as physically settled unlisted derivatives.

The short position in shares represent 10,395,170 H Shares held as beneficial owner and 798,000 H Shares held through a direct subsidiary of UBS AG. Among the aggregate interests in short position in Shares, 2,322,000 H Shares are held as cash settled listed derivatives and 7,769,170 H Shares are held as physically settled unlisted derivatives.

(4)	The long positions in shares are 100% controlled by Mr. John Zwaanstra.

SERVICE CONTRACTS OF THE DIRECTORS

Each of the Directors and supervisors of the Company has entered into a service contract with the Company. No Director or supervisor of the Company has entered into any service contract with the Company, which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors or their respective associates has any interest in other business which competes or is likely to compete with the business of the Group.

MATERIAL LITIGATION

As at the Latest Practicable Date, save as disclosed below, the Group was not involved in any material litigation or arbitration and no litigation or claim of material importance is known to the Directors to be pending of threatened by or against the Group.

On 13th December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (the “Entrusted Loan”). On 6th September, 2005, the Higher People’s Court of Shandong Province arranged and auctioned the 289 million shares of the 360 million shares held by Lianda Group Limited, the guarantor of the Entrusted Loan, in Huaxia Bank Company Limited (“Huaxia Shares”) in accordance with the relevant laws to repay to the Company the principal, interest, penalty interest and relevant expenses of the Entrusted Loan (the “Creditor’s Rights and Interests”). The final auction price was RMB3.5 per Huaxia Share and the total final auction amount was RMB1,011.5 million. As at the Latest Practicable Date, the successful bidder of Huaxia Shares is still undergoing the process of qualification review by China Banking Regulatory Commission (“CBRC”).

The Company was aware of that while the successful bidder of Huaxia Shares is undergoing the process of qualification review by CBRC, Shandong RunHua Group Company Limited (“RunHua Group”), a private enterprise started legal proceedings in another action for the transfer of 240 million shares in Huaxia Bank Company Limited held by Lianda Group Limited to it. It is reported that the Supreme People’s Court judged that 240 million of the 360 million shares in Huaxia Bank Company Limited held by Lianda Group Limited should be transferred to RunHua Group.

APPENDIX	GENERAL INFORMATION

In accordance with notice of the Supreme People’s Court, the Higher People’s Court of Shandong Province also informed the Company that the Entrusted Loan case still be enforced. The State-owned Asset Supervision and Administration Commission of the State Council and the People’s Government of Shandong Province have respectively sent a letter to the Supreme People’s Court and have formally requested the Supreme People’s Court: (1) to support the Company’s position, clarify the priority of executing the Entrusted Loan case and repaying the Company from the sale proceeds through auctioning the Huaxia Shares held by Lianda Group Limited; and (2) that if Lianda Group Limited transfers the Huaxia Shares to RunHua Group, such transfer shall be proceeded in accordance with legally approved procedures. The letter also requested that without the asset valuation as well as approvals by the state-owned asset supervision and administration organizations and other related authorities, the Huaxia Shares held by Lianda Group shall not be transferred to RunHua Group so as to avoid loss of great amount of state-owned assets.

In view of the coincidence in the targeted matter in the two actions and that the Company has seized the Huaxia Shares in priority, the Supreme People’s Court is mediating between the two cases, and the People’s Government of Shandong Province is also trying to solve the disputes through negotiation by coordinating all related parties so as to protect the state-owned assets and the interest of the listed company and safeguard the interests of related parties. No clear result is available yet. Considering the comparatively significant rise in equity value of Huaxia Shares, the Company is confident that it can receive the Creditor’s Rights and Interests through disposal of the Huaxia Shares. Any significant progress concerning the Entrusted Loan will be promptly disclosed by the Company.

MISCELLANEOUS

The secretary of the Company is Mr. Zhang Baocai, a senior accountant and a director of the Company.

Pursuant to the waiver granted by the Stock Exchange to the Company from strict compliance with Rule 3.24 of the Listing Rules in relation to the appointment of a qualified account to the Company dated 21 December 2004, the Company has arranged Mr. Ng Kwok Tung, a certified public accountant in Hong Kong recognized by the Hong Kong Institute of Certified Public Accountants, to provide assistance to Mr. Wu Yuxiang in the discharge of his duties as a qualified accountant under the Hong Kong Listing Rules.

The registered office of the Company is situated at 298 Fushan South Road, Zoucheng, Shandong Province,the PRC. The Hong Kong H Share registrar and H Share transfer office of the Company is Hong Kong Registrars Limited situated at 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310